KOMAG, INCORPORATED
                        1988 EMPLOYEE STOCK PURCHASE PLAN

                                 PLAN AMENDMENT

                  The Komag, Incorporated 1988 Employee Stock Purchase Plan, as restated June 29, 1992 and amended as of June 28, 1996 (the "Purchase Plan"), is hereby amended, effective as of January 22, 1997, as follows:

                  1. Paragraph (a) of Article VI is hereby amended to read as follows:

                           (a) The Stock purchasable by Participants under the Plan shall, solely in the Board's discretion, be made available from either authorized but unissued Stock or from reacquired Stock, including shares of Stock purchased on the open market. The total number of shares of Stock which may be issued under the Plan shall not exceed 3,550,000 shares1 (subject to adjustment under Section VI(b)).

                  2. Paragraph (c) of Article XI is hereby amended to read as follows:

                           (c) The Plan shall terminate upon the earlier of (i) December 31, 20012 or (ii) the date on which all shares available for issuance under the Plan shall have been sold pursuant to purchase rights exercised under the Plan.

                  3. Except as modified by this Plan Amendment, all the terms and provisions of the Plan (as previously restated and amended) shall continue in full force and effect.

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         1 Includes a 750,000-share  increase authorized by the Board on January
22, 1997, subject to stockholder approval at the 1997 Annual Meeting. No shares shall be issued on the basis of such increase unless such stockholder approval is obtained.

         2 The three-year extension of the term of the Purchase Plan was authorized by the Board on January 22, 1997, subject to stockholder approval at the 1997 Annual Meeting.